UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

Cutera, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	000-50644	77-0492262
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3240 Bayshore Blvd.

Brisbane, California 94005

(Address of principal executive offices)

(415) 657-5500

(Registrant’s telephone number, including area code)

Jeremy Livianu

Vice President, General Counsel & Corporate Secretary

(415) 657-5500

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1	Conflict Minerals Disclosure.

Item 1.01 Conflict Minerals Disclosure and Report.

This conflict minerals disclosure included in this specialized disclosure report for the year ended December 31, 2020 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Securities and Exchange Commission (“SEC”) adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"). The Dodd-Frank Act defines conflict minerals as cassiterite (tin), columbite-tanlite (tantalum), gold, wolframite (tungsten), (together, “3TG”) or their derivatives (collectively “Conflict Minerals”). The covered countries for the purposes of the Rule are the Democratic Republic of the Congo ("DRC"), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (“Covered Countries”). The Rule imposes certain reporting requirements on SEC registrants who manufacture or contract to manufacture products that include Conflict Minerals, if such Conflict Minerals are necessary to the functionality or production of the products.

If a registrant has reason to believe that any of the 3TGs necessary to the functionality or production of their products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those minerals, then the registrant must exercise due diligence on the minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Consistent with the provisions of the Rule, neither this specialized disclosure report, nor our reasonable country of origin inquiry (“RCOI”) has been audited by a third party.

Cutera, Inc. (“Cutera,” “the Company,” “we,” “us,” or “our”) evaluated its product line and determined that within certain components and sub-components of these products, 3TG metals were necessary to the functionality or production of our products. Based on this assessment, we performed a RCOI in good faith, which we believe was appropriately designed to determine whether conflict minerals originated in the DRC or an adjoining country, or are from recycled or scrap sources.

We identified approximately 140 suppliers of components or sub-components which were identified as containing a 3TG metal. Cutera utilized the reporting template created by the Electronic Industry Citizenship Coalition® (EICC) and the Global e-Sustainability Initiative (GeSI), which provides a common means for the collection of sourcing information on conflict minerals. We used the reporting templates and made inquiries of our suppliers, or reviewed our suppliers’ conflict minerals disclosure position statements on their web sites, for all suppliers of each sub-component that contained a 3TG metal. The results of the data gathered were evaluated by a team comprised of engineering, manufacturing, and finance personnel. When warranted and reasonable, further inquiries were made of certain suppliers.

Based on our RCOI, we have no reason to believe that any of our suppliers have supplied us with 3TG that may have originated in the DRC or an adjoining country or came from recycled or scrap sources.

Item 1.02 Exhibit.

Not required

Item 2.01 Exhibits.

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUTERA, INC.

Date: June 1, 2021	/s/ JEREMY LIVIANU
Jeremy Livianu
Vice President, General Counsel & Corporate Secretary